VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey, Esq.

Re:	Palmer Square Capital BDC Inc.
Registration Statement on Form N-2
File Number: 333-274967

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, J.P. Morgan Securities LLC, BofA Securities, Inc., RBC Capital Markets, LLC and UBS Securities LLC, as representatives of the several Underwriters, hereby join in the request of Palmer Square Capital BDC Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 4:00 p.m., ET on January 17, 2024, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: January 12, 2024;

(ii)	Date of distribution: January 12, 2024 through the date hereof;

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 8;

(iv)	Number of prospectuses so distributed: approximately 200; and

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

J.P. MORGAN SECURITIES LLC
BOFA SECURITIES, INC.
RBC CAPITAL MARKETS, LLC
UBS SECURITIES LLC

By:	J.P. MORGAN SECURITIES LLC

By	/s/ Apoorva Ramesh
Name:	Apoorva Ramesh
Title:	Vice President

By:	BOFA SECURITIES, INC.

By:	/s/ Ray Craig
Name:	Ray Craig
Title:	Managing Director

By: RBC CAPITAL MARKETS, LLC

By	/s/ Saurabh Monga
Name:	Saurabh Monga
Title:	Managing Director

By:	UBS SECURITIES LLC

By	/s/ Jay Anderson
Name:	Jay Anderson
Title:	Managing Director

By	/s/ John Delgado
Name:	John Delgado
Title:	Director

[Palmer Square Capital BDC Inc. Acceleration Request]